Exhibit 99.1

Jeffs’ Brands Advances Toward Launch of Fort’s AI-Based Pest Control App with Apple App Store Submission

App enters final review stage with Apple

Tel Aviv, Israel, April 09, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that its wholly-owned subsidiary, Fort Products Limited (“Fort”) has completed the internal testing and officially submitted its AI-powered pest control mobile application to the Apple App Store for review and approval.

This milestone brings Fort closer to the app’s official release, marking the transition from development and internal validation to the commercial distribution phase. The app leverages artificial intelligence (“AI”) to help users identify household pests and offers tailored treatment recommendations based on pest type, infestation severity, and user preferences. The app also includes curated product suggestions, featuring Fort’s proprietary pest control solutions.

The application underwent internal testing to ensure a smooth, intuitive user experience and robust performance across devices. Pending App Store approval, the app is expected to be released to users in the near future. A submission to Google Play for Android users is also expected shortly.

The development of the mobile app follows the announcement made on November 18, 2024, regarding Fort’s agreement with a specialized digital developer. Fort continues to align its technology initiatives with Jeffs’ Brands’ broader strategy to expand its direct-to-consumer offerings and build new digital channels for its owned brands.

About Jeffs’ Brands Ltd

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the successful completion of the internal testing and fine-tuning stage of the AI powered mobile app and its availability for use by customers the Apple App Store and Google Play.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com